Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

February 5, 2025

Filed via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Mr. Asen Parachkevov
Mr. David Manion

With a copy to:	Ms. Andrea Ottomanelli Magovern
Ms. Jaea Hahn
Ms. Catalina Jaime

Re:	Invesco Municipal Income Opportunities Trust (the “Fund”)
File Nos. 333-283796 and 811-05597

Dear Mr. Manion and Mr. Parachkevov:

On behalf of the Fund, below are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that were conveyed telephonically by Mr. Manion to Mena Larmour on January 6, 2025 (shown herein under the caption “Accounting Comments”) and in written correspondence via email by Mr. Parachkevov to Mena Larmour on January 13, 2025 (shown herein under the caption “Disclosure Comments”) with regard to the Fund’s shelf offering registration statement on Form N-2 (the “Registration Statement”).  The Registration Statement was filed with the SEC on December 13, 2024.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

Each comment from the Staff is included below, followed by the Fund’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

Accounting Comments

Global Comment:

1.
Comment: Please add the name of the Fund’s independent registered public accounting firm, where appropriate. Please also provide the consent of the Fund’s independent registered public accounting firm.

Response: The Fund confirms that the information will be updated as requested and that the consent of the Fund’s independent registered public accounting firm will be filed in a subsequent pre-effective amendment.

Prospectus Comment:

Summary of Fund Expenses, p. 6

1.	Comment: In the fee table, we note the amount of “Other expenses” differs from the amount included in the Fund’s August 31, 2024 Semi-Annual Report by about 24 basis points. Please supplementally explain the reason for this difference.

Response: The Fund notes that “Other expenses” were restated to reflect current fees, by excluding the interest expenses and legal fees associated with the preferred shares of the Fund that were redeemed on April 30, 2024, and to exclude the extraordinary expenses associated with the costs of the Fund’s proxy statement in connection with its special shareholder meeting held in 2024, which involved seeking shareholder approval for several non-routine items (amending or removing fundamental restrictions to modernize such restrictions, which the Fund is not expecting to incur moving forward).

Statement of Additional Information Comment:

Financial Statements, p. S-50

1.	Comment: Please incorporate by reference to the Fund’s most recent semi-annual report.

Response: The Fund has revised disclosure as requested.

Disclosure Comment
Prospectus Comments:

General

1.
Comment:  We note that the Registration Statement contains bracketed disclosures (e.g., fee table). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment.

2.	Comment: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund acknowledges the Staff’s comment and will make such changes, as applicable.

3.	Comment: Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

Response: The Fund confirms that it has not, and does not expect to, submit any exemptive applications or no-action requests in connection with the Registration Statement.

4.	Comment: Please confirm the Fund does not intend to issue preferred shares within a year from the effective date of the Registration Statement.

Response:  As of the date of this letter, the Fund does not have a present intention to issue preferred shares within a year from the effective date of the Registration Statement.  The Fund notes the disclosure regarding preferred shares under the section “Use of Leverage – Preferred Shares” and “Description of Capital Structure – Preferred Shares” in the Registration Statement and the “Preferred Shares Risk” in the Fund’s annual shareholder report that is incorporated by reference. If the Fund were to issue preferred shares, additional information specific to any such preferred shares, when issued, will be disclosed in a prospectus supplement.

Cover Page

5.
Comment:  Please include a cross-reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Response: The Fund has revised the disclosure as requested.

Prospectus Summary

Use of Proceeds, p. 1

6.
Comment:  We note the disclosure that states the net proceeds will be invested by the Fund within three to six months after an offering.  If longer than 3 months, the reasons for any expected delay should be stated.  Please reconcile this disclosure with the “Use of Proceeds” section below on page 7 which suggests net proceeds will be invested within 30 days.

Response:  The Fund confirms that the net proceeds will be invested by the Fund within three to six months after an offering and has updated the disclosure accordingly. The Fund has also added disclosure regarding the reasons for any expected delay.

Investment Objective and Policies, p. 2

7.
Comment:  We note that the disclosure in the sub-section refers to the Fund’s most recent annual report on Form N-CSR, which is incorporated by reference into the Registration. Please hyperlink to the form and make conforming changes where the disclosure references to documents that are incorporated by reference (e.g. “Special Risk Considerations” on p. 4).

Response: The Fund has revised the disclosure to include hyperlinks as requested.

Summary of Taxation, p. 4

8.	Comment: Since the Fund's name includes "Municipal," please briefly discuss whether the Fund's distributions are subject to federal and state or local taxation.

Response: The Fund has revised the disclosure as requested.

Management of the Fund

9.
Comment:  The sub-section discussing the Fund’s Sub-Advisory Agreement states that “Invesco has entered into a Sub-Advisory Agreement with certain affiliates to serve as sub-advisers to the Fund, pursuant to which these affiliated sub-advisers may be appointed by Invesco from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Fund.”  In your response, please explain whether shareholder approval is obtained each time that the Fund engages a new sub-adviser to provide investment management services and/or advice to the Fund, as required by Section 15(a) of the 1940 Act.

Response:  Invesco Advisers, Inc. (“Invesco”) has entered into a Master Intergroup Sub-Advisory Contract (the “Sub-Advisory Contract”) with certain of its affiliates (the “Sub-Advisers”), which authorizes Invesco to delegate certain of its rights, duties and obligations under the investment advisory agreement between Invesco and the Fund to one or more Sub-Advisers. The Sub-Advisory Contract was initially approved by the sole initial shareholder of the Fund and its continuance is annually considered by the Fund’s Board of Trustees (the Sub-Advisory Contract was most recently renewed by the Board of Trustees on June 12, 2024 as disclosed in the Fund’s semi-annual report to shareholders for the period ended August 31, 2024). Therefore, the Sub-Advisory Contract has been approved and renewed as required by Section 15(a) and shareholder approval will not be sought if Invesco engages a Sub-Adviser to provide services to the Fund.  If the Board of Trustees were to not renew the Sub-Advisory Contract in the future, the Sub-Advisory Contract would be terminated and Invesco would not appoint a Sub-Adviser to provide services to the Fund.

Form N-CSR for year ended February 29, 2024 (incorporated by reference)

Additional Information - Investment Objective, Policy and Strategies, pp. 30-37

Zero coupon or Pay-in-Kind Securities Risk, p. 34

10.	Comment: Please disclose that the interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan.

Response:  The Fund has revised the disclosure in the Fund’s SAI accordingly and will include such disclosure in the “Additional Information – Investment Objective, Policies and Principal Risks of the Trust” section of the Fund’s next Form N-CSR filing.

Anti-Takeover and Other Provisions in the Fund’s Governing Documents, pp. 19-21

11.
Comment:  In the second paragraph after the bullet points on page 21, please disclose that the Declaration of Trust requires that shareholders making the pre-suit demand on the Board undertake to reimburse the Fund for the expenses incurred by the Board and that any suit, claim or other action must be brought as a derivative claim irrespective of whether such claim involves a violation of shareholders' rights. Please clarify that these provisions do not apply to any claims arising under the federal securities laws.

Response: The Fund has revised the disclosure as requested. The Registrant also directs the staff to the following disclosure in that section:

"Insofar as the federal securities laws supersede state law, these provisions do not apply to shareholder derivative claims that arise under the federal securities laws.”

Statement of Additional Information Comments:

Investment Restrictions, pp. S-15 – S-17

12.
Comment:  We note that the Fund’s fundamental policy 8 states that the “Trust will invest at least 80% of its net assets in Municipal Obligations, except during temporary defensive measures.” We note that the Fund’s name includes the term “municipal,” which suggests that the Fund’s distributions are exempt from federal (and possibly state) income tax. Please confirm in your response that the Fund has adopted a fundamental policy that conforms to the requirements in Rule 35d-1(a)(3).  In the text following the fundamental policies, please clarify, as applicable to the Fund, that Municipal Obligations are investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax, or that at least 80% of the income that the Fund distributes will be exempt, as applicable from federal income tax or from both federal and state income tax.

We also note that the disclosure references certain terms (Municipal Bonds, Municipal Notes and Municipal Commercial Paper) that do not have corresponding definitions. Please revise the disclosure to include definitions.

Response:  The Fund confirms that it has adopted a fundamental policy that conforms to the requirements in Rule 35d-1(a)(3). The Fund has clarified the disclosure regarding “Municipal Obligations” as requested and has revised the disclosure to include the definitions of the above referenced terms.

Please direct questions or comments relating to the above to me at 215-564-8014 or Jennifer Hillman at 215-564-8623.

Very truly yours,

/s/ Mena Larmour
Mena Larmour